DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/16/08
1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
7. SOLE VOTING POWER
1,481,614
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
1,481,614
10. SHARED DISPOSITIVE POWER
0
 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,481,614
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.18%
14. TYPE OF REPORTING PERSON
IA

ITEM 4. PURPOSE OF TRANSACTION
An affiliate of the filing persons are soliciting proxies for the 2008 annual meeting in opposition to the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.
a) Bulldog Investors, Phillip Goldstein, and Andrew Dakos beneficially own an aggregate of 1,481,614 shares of PIF or 7.18% of the outstanding shares.
b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.
c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

Trade date	# shares	Price ($)
5/02/08		5,000		$12.71
5/06/08		5,500		$12.81
5/07/08		1,200		$12.77
5/08/08		4,000		$12.78
5/09/08		8,000		$12.79
5/12/08		12,600		$12.83
5/13/08		150,500		$12.89
5/16/08		7,500		$12.95
5/19/08		18,700		$13.05
5/21/08		4,400		$13.02
6/02/08		18,000		$12.99
6/03/08		14,000		$13.00
6/05/08		200		$13.00
6/09/08		11,600		$13.00
6/10/08		15,000		$12.97
6/11/08		15,000		$12.94
6/12/08		2,400		$12.88

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/16/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:	Andrew Dakos